Mail Stop 4720

August 5, 2009

Donald R. Kimble
Sr. Executive Vice President and
Chief Financial Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

      Re: **Huntington Bancshares Incorporated**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Period Ended March 31, 2009
              Filed February 24, 2009
              File No. 1-34073

Dear Mr. Kimble:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        David Irving
                        Reviewing Accountant